



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 483/2006


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
156
SECTION

October 13, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


06017925

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.


PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL
RECEIVED
PROCESSING
OCT 1 8 2006
WASH. D.C.
156
SECTION

Yours sincerely,

Oct 13, 06

10/31




ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. CN.2084/2549

October 10, 2006

To: The President
The Stock Exchange of Thailand

Subject : Resignation of Director of KASIKORNBANK PCL.

We would like to inform you that Professor Dr.Yongyuth Yuthavong, Independent Director of KASIKORNBANK PUBLIC COMPANY LIMITED has submitted his resignation from the position of the Bank's Director, as he has been appointed by the Royal Command as the Science and Technology Minister, effective on October 8, 2006.

Please be informed accordingly.

Yours sincerely,

Executive Secretary and Shareholder Registration
Corporate Communication and administration Department
Tel. 0 2470 2679




ธนาคารกสิกรไทย
KASIKORNBANK

(F 53-5)

Reporting Form of the Exercise of Warrants to Purchase Ordinary Shares under the Employee Stock Option Plan (ESOP)
With an Exception of Employees who are Directors, Project: 1-3,
to
The Stock Exchange of Thailand

KASIKORNBANK PUBLIC COMPANY LIMITED

11 October 2006

1. Significant Information on the Warrants to Purchase Ordinary Shares

- Total amount being offered: 50,000,000 units, which can be divided into:

Project 1:	18,500,000	Units
Project 2:	5,000,000	Units
Project 3:	26,500,000	Units

- Total amount being allocated: 45,519,980 units, which can be divided into:

Project 1:	15,586,300	Units
Project 2:	3,885,300	Units
Project 3:	26,048,380	Units

- Par value: Baht 0 (zero Baht)

- Exercise price Projects 1-2: Baht 30.00 per share
  Project 3: Baht 27.82 per share

- Exercise ratio: One unit of warrant for the right to buy one ordinary share

- Exercise period: Projects 1-2 : up to the last business day of June and December
  Project 3: up to the last business day of March, June, September and December (where the exercise can take place starting from 30 December 2003, onwards)

- Maturity period: Project 1: 30 December 2005
  Project 2: 30 December 2006
  Project 3: 30 December 2007

- Current exercise date: 29 September 2006

- Payment date: 22-29 September 2006




ธนาคารกสิกรไทย
KASIKORNBANK

2. Results of the Exercise of Warrants to Purchase Ordinary Shares

- There are 40 Thai nationals and - foreign national totaling 40 persons exercising their rights as follows.

Project 2:	-	shares
Project 3:	206,600	shares
Total warrants being exercised:	206,600	shares

- An outstanding of non-exercised warrants total 13,729,384 units, which can be divided into:

Project 2:	1,589,640	units
Project 3:	12,139,744	units
Total non-exercised warrants :	13,729,384	units

3. Proceeds received from the share offering

Total share price: 5,747,612.00 Baht

The Company hereby certifies that all information given in this form is all true and correct in every aspect.



(Signed)..Authorized Director
(Mr. Prasarn Trairatvorakul)
President


EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 495/2006

October 17, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
156
SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Oct 17, 06

ทะเบียนเลขที่ 0107536000315
www.kasikornbank.com


ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA. 072/2006

17 October 2006

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statement

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ended 30 September 2006 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President


ธนาคารกสิกรไทย
KASIKORNBANK

Summary statement of assets and liabilities [1/]

As of 30 September 2006

Assets	Baht	Liabilities	Baht
Cash	14,645,810,941.14	Deposits	730,700,074,993.70
Interbank and money market items	82,388,375,760.49	Interbank and money market items	20,044,475,730.18
Securities purchased under resale agreements	30,560,000,000.00	Liabilities payable on demand	5,819,708,449.02
Investment in securities, net	108,661,710,973.44	Securities sold under repurchase agreements	-
(with obligations Baht 9,426,993,887.69)		Borrowing	47,320,765,727.26
Credit advances (net of allowance for doubtful accounts)	619,345,567,489.14	Bank's liabilities under acceptance	549,633,779.31
Accrued interest receivables	1,657,716,113.80	Other liabilities	19,344,800,334.10
Properties foreclosed	11,832,424,017.60	Total Liabilities	823,779,459,013.57
Customers' liabilities under acceptance	549,633,779.31		
Premises and equipment, net	21,463,676,261.78	**Shareholders' equity**	
Other assets	17,718,937,879.79	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,819,411,330.00
		Reserves and net profit after appropriation	48,112,456,461.46
		Other reserves and profit and loss account	13,112,526,411.46
		Total shareholders' equity	85,044,394,202.92
Total Assets	908,823,853,216.49	Total Liabilities and Shareholders' equity	908,823,853,216.49
Customers' liabilities under unmatured bills	5,054,309,162.92	Bank's liabilities under unmatured bills	5,054,309,162.92
Total	913,878,162,379.41	Total	913,878,162,379.41

	Baht
Non-Performing Loans as of 30 September 2006 (Quarterly) 6.52% of total loans before allowance for doubtful accounts	42,459,722,544.10
Required provisioning for loan loss as of 30 September 2006	19,393,575,059.19
Actual allowance for doubtful accounts	29,344,409,682.83
Loan to related parties	15,838,461,194.02
Loans to related asset management companies	7,372,000,000.00
Loans to related parties due to debt restructuring	1,108,432,296.05
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	103,652,469,882.39
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
International Banking Facility' s assets and liabilities	
Total assets	-
Total Liabilities	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	648,243,461.38
Letter of credit	17,269,980,502.07

[1/] This summary statement has not been reviewed and audited by a Certified Public Accountant

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2006	30 June 2006	Change	31 December 2005	30 September 2006	30 June 2006	Change	31 December 2005
ASSETS								
Cash	14,646,282	14,371,620	274,662	14,912,704	14,645,811	14,371,199	274,612	14,912,319
Interbank and money market items								
Domestic items								
Interest bearing	2,298,090	4,402,946	(2,104,856)	4,925,528	2,253,983	4,315,516	(2,061,533)	4,829,743
Non-interest bearing	3,184,950	3,302,159	(117,209)	1,709,244	3,260,996	3,388,973	(127,977)	1,744,585
Foreign items								
Interest bearing	75,721,359	73,987,501	1,733,858	58,794,848	75,721,359	73,987,501	1,733,858	58,794,848
Non-interest bearing	1,152,038	1,057,370	94,668	498,990	1,152,038	1,057,370	94,668	498,990
Total interbank and money market items-net	82,356,437	82,749,976	(393,539)	65,928,610	82,388,376	82,749,360	(360,984)	65,868,166
Securities purchased under resale agreements	30,560,000	1,000,000	29,560,000	9,500,000	30,560,000	1,000,000	29,560,000	9,500,000
Investments								
Current investments-net	52,271,292	35,751,676	16,519,616	50,105,261	51,819,037	35,384,693	16,434,344	49,410,702
Long-term investments-net	48,588,215	45,427,675	3,160,540	49,009,071	47,348,344	44,165,315	3,183,029	47,688,866
Investment in subsidiaries & associated companies-net	445,144	498,894	(53,750)	450,332	9,494,330	9,587,342	(93,012)	8,967,037
Total investments-net	101,304,651	81,678,245	19,626,406	99,564,664	108,661,711	89,137,350	19,524,361	106,066,605
Loans and accrued interest receivables								
Loans	654,028,741	634,670,351	19,358,390	626,946,286	648,659,719	629,097,483	19,562,236	621,090,153
Accrued interest receivables	1,952,175	1,951,175	1,000	1,745,359	1,657,716	1,630,922	26,794	1,318,943
Total loans and accrued interest receivables	655,980,916	636,621,526	19,359,390	628,691,645	650,317,435	630,728,405	19,589,030	622,409,096
Less Allowance for doubtful accounts	(33,276,728)	(34,015,129)	738,401	(34,767,313)	(26,380,501)	(26,814,099)	433,598	(26,721,376)
Less Revaluation allowance for debt restructuring	(2,986,626)	(2,099,913)	(886,713)	(2,671,805)	(2,933,650)	(2,045,661)	(887,989)	(2,354,976)
Total loans and accrued interest receivables-net	619,717,562	600,506,484	19,211,078	591,252,527	621,003,284	601,868,645	19,134,639	593,332,744
Properties foreclosed-net	16,768,747	17,207,970	(439,223)	17,462,673	11,832,424	12,244,284	(411,860)	12,603,188
Customers' liability under acceptance	549,634	601,712	(52,078)	857,411	549,634	601,712	(52,078)	857,411
Premises and equipment-net	22,087,275	21,599,587	487,688	21,440,593	21,463,676	20,970,139	493,537	20,807,158
Intangible assets-net	5,236,281	5,060,698	175,583	4,900,016	3,849,788	3,638,772	211,016	3,403,864
Derivative revaluation	6,485,486	10,092,753	(3,607,267)	3,278,461	6,485,486	10,092,753	(3,607,267)	3,278,461
Other assets-net	8,746,268	9,698,589	(952,321)	8,210,907	7,383,663	8,402,813	(1,019,150)	7,069,634
Total Assets	908,458,623	844,567,634	63,890,989	837,308,566	908,823,853	845,077,027	63,746,826	837,699,550

MW

ธนาคารกสิกรไทย
KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2006	30 June 2006	Change	31 December 2005	30 September 2006	30 June 2006	Change	31 December 2005
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in Baht	725,286,958	683,064,974	42,221,984	686,611,736	725,778,043	683,503,144	42,274,899	687,741,854
Deposits in foreign currencies	4,922,032	4,099,508	822,524	3,725,484	4,922,032	4,099,508	822,524	3,725,484
Total deposits	730,208,990	687,164,482	43,044,508	690,337,220	730,700,075	687,602,652	43,097,423	691,467,338
Interbank and money market items								
Domestic items								
Interest bearing	17,256,521	12,588,953	4,667,568	14,757,347	17,626,521	13,058,953	4,567,568	14,498,381
Non-interest bearing	2,204,716	2,694,654	(489,938)	2,493,462	2,204,716	2,694,654	(489,938)	2,493,462
Foreign items								
Interest bearing	30,726	138,433	(107,707)	151,826	30,726	138,433	(107,707)	151,826
Non-interest bearing	182,513	422,306	(239,793)	290,142	182,513	422,306	(239,793)	290,142
Total interbank and money market items	19,674,476	15,844,346	3,830,130	17,692,777	20,044,476	16,314,346	3,730,130	17,433,811
Liability payable on demand	5,819,708	6,774,383	(954,675)	5,904,217	5,819,708	6,774,383	(954,675)	5,904,217
Borrowings								
Short-term borrowings	27,745,000	13,937,000	13,808,000	6,815,600	27,850,000	13,937,000	13,913,000	6,815,600
Long-term borrowings	19,470,766	19,605,730	(134,964)	20,170,374	19,470,766	19,605,730	(134,964)	20,170,374
Total borrowings	47,215,766	33,542,730	13,673,036	26,985,974	47,320,766	33,542,730	13,778,036	26,985,974
Bank's liability under acceptance	549,634	601,712	(52,078)	857,411	549,634	601,712	(52,078)	857,411
Derivative revaluation	3,975,889	4,181,845	(205,956)	3,034,382	3,975,889	4,181,845	(205,956)	3,034,382
Other liabilities	15,969,744	14,029,692	1,940,052	14,380,984	15,368,911	13,631,002	1,737,909	13,902,324
Total Liabilities	823,414,207	762,139,190	61,275,017	759,192,965	823,779,459	762,648,670	61,130,789	759,585,457

MW



ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2006	30 June 2006	Change	31 December 2005	30 September 2006	30 June 2006	Change	31 December 2005
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,381,941,133 ordinary shares, Baht 10 per value	23,819,411				23,819,411			
2,381,578,567 ordinary shares, Baht 10 per value		23,815,786	3,625			23,815,786	3,625	
2,373,293,667 ordinary shares, Baht 10 per value				23,732,937				23,732,937
Premium on ordinary shares	17,900,062	17,893,557	6,505	17,737,192	17,900,062	17,893,557	6,505	17,737,192
Appraisal surplus on asset revaluation	9,917,985	9,953,167	(35,182)	10,024,386	9,917,985	9,953,167	(35,182)	10,024,386
Revaluation surplus (deficit) on investments	83,818	(637,518)	721,336	(529,067)	83,818	(637,518)	721,336	(529,067)
Retained earning								
Appropriated								
Legal reserve	1,470,000	1,470,000	-	1,470,000	1,470,000	1,470,000	-	1,470,000
Unappropriated	31,853,118	29,933,365	1,919,753	25,678,645	31,853,118	29,933,365	1,919,753	25,678,645
	85,044,394	82,428,357	2,616,037	78,114,093	85,044,394	82,428,357	2,616,037	78,114,093
Minority interests	22	87	(65)	1,508	-	-	-	-
Total Shareholders' equity	85,044,416	82,428,444	2,615,972	78,115,601	85,044,394	82,428,357	2,616,037	78,114,093
Total Liabilities and Shareholders' equity	908,458,623	844,567,634	63,890,989	837,308,566	908,823,853	845,077,027	63,746,826	837,699,550
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	648,243	555,261	92,982	747,376	648,243	555,261	92,982	747,376
Liability under unmatured import bills	5,054,309	4,933,052	121,257	5,546,381	5,054,309	4,933,052	121,257	5,546,381
Letters of credit	17,269,981	18,796,002	(1,526,021)	13,627,411	17,269,981	18,796,002	(1,526,021)	13,627,411
Other contingencies	1,046,330,614	1,009,185,031	37,145,583	829,778,731	1,046,159,091	1,009,050,088	37,109,003	829,643,286

MW

ธนาคารกสิกรไทย
KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q3/06	Q2/06	Change	Q3/05	Q3/06	Q2/06	Change	Q3/05
Interest and dividend income								
Loans	10,973,483	10,350,011	623,472	7,891,246	11,088,762	10,409,447	679,315	7,779,528
Interbank and money market items	970,928	1,208,070	(237,142)	651,048	969,764	1,206,760	(236,996)	651,359
Hire purchase and financial lease	137,810	99,851	37,959	4,031	-	-	-	-
Investments	1,062,188	1,180,291	(118,103)	866,021	1,055,633	1,077,448	(21,815)	858,973
Total interest and dividend income	13,144,409	12,838,223	306,186	9,412,346	13,114,159	12,693,655	420,504	9,289,860
Interest expenses								
Deposits	3,961,694	3,459,771	501,923	1,339,409	3,962,765	3,441,527	521,238	1,340,000
Interbank and money market items	125,996	213,285	(87,289)	96,202	131,919	217,549	(85,630)	74,579
Short-term borrowings	274,748	108,165	166,583	20,356	275,242	127,050	148,192	20,356
Long-term borrowings	269,219	268,284	935	283,578	269,219	268,284	935	283,578
Total interest expenses	4,631,657	4,049,505	582,152	1,739,545	4,639,145	4,054,410	584,735	1,718,513
Net income from interest and dividend	8,512,752	8,788,718	(275,966)	7,672,801	8,475,014	8,639,245	(164,231)	7,571,347
Bad debt and doubtful accounts (reversal)	(425,686)	758,076	(1,183,762)	515,432	(372,036)	842,944	(1,214,980)	598,918
Loss on debt restructuring	1,883,657	556,072	1,327,585	742,981	1,820,789	447,285	1,373,504	676,250
Net income from interest and dividend after bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,054,781	7,474,570	(419,789)	6,414,388	7,026,261	7,349,016	(322,755)	6,296,179
Non-interest income								
Gain on investment	69,292	61,116	8,176	46,577	75,222	74,534	688	57,710
Share of profit from investments on equity method	73,493	44,121	29,372	28,091	35,793	69,662	(33,869)	228,944
Fees and service income								
Acceptance, aval and guarantees	215,718	184,218	31,500	195,054	215,718	184,218	31,500	195,054
Others	2,522,939	2,351,453	171,486	2,168,131	2,262,683	2,100,365	162,318	1,971,786
Gain on exchanges	552,041	409,526	142,515	392,205	552,041	409,526	142,515	392,205
Other income	306,724	308,272	(1,548)	425,552	294,159	297,154	(2,995)	289,346
Total non-interest income	3,740,207	3,358,706	381,501	3,255,610	3,435,616	3,135,459	300,157	3,135,045
Non-interest expenses								
Personnel expenses	2,070,069	1,818,542	251,527	2,374,528	1,927,261	1,686,057	241,204	2,268,175
Premises and equipment expenses	1,307,575	1,305,847	1,728	1,056,100	1,266,893	1,266,603	290	1,024,447
Taxes and duties	558,875	550,165	8,710	406,057	548,685	530,269	18,416	394,961
Fees and service expenses	704,704	763,977	(59,273)	515,192	671,230	732,003	(60,773)	508,020
Directors' remuneration	22,920	35,824	(12,904)	13,672	21,420	34,323	(12,903)	12,082
Contribution to Financial Institutions Development Fund	689,132	695,268	(6,136)	701,304	689,132	695,268	(6,136)	701,304
Other expenses	1,023,585	791,597	231,988	417,384	951,342	701,248	250,094	392,886
Total non-interest expenses	6,376,860	5,961,220	415,640	5,484,237	6,075,963	5,645,771	430,192	5,301,875
Income before income tax	4,418,128	4,872,056	(453,928)	4,185,761	4,385,914	4,838,704	(452,790)	4,129,349
Income tax expense	1,342,590	1,327,158	15,432	589,368	1,310,373	1,293,825	16,548	551,361
Net income before minority interest	3,075,538	3,544,898	(469,360)	3,596,393	3,075,541	3,544,879	(469,338)	3,577,988
Loss (income) of minority interest	3	(19)	22	(18,405)	-	-	-	-
Net income	3,075,541	3,544,879	(469,338)	3,577,988	3,075,541	3,544,879	(469,338)	3,577,988
Basic earning per share (Baht)	1.29	1.49	(0.20)	1.51	1.29	1.49	(0.20)	1.51
Number of the weighted average number of ordinary shares ('000)	2,381,898	2,381,536	362	2,372,332	2,381,898	2,381,536	362	2,372,332

ธนาคารกสิกรไทย
KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For each of the nine – month periods ended 30 September 2006 and 2005

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2006	2005	Change	2006	2005	Change
Interest and dividend income						
Loans	30,693,827	22,762,619	7,931,208	30,885,974	22,191,735	8,694,239
Interbank and money market items	3,072,556	1,758,008	1,314,548	3,068,813	1,757,121	1,311,692
Hire purchase and financial lease	296,054	11,739	284,315	-	-	-
Investments	3,243,811	3,170,435	73,376	3,128,941	3,151,075	(22,134)
Total interest and dividend income	37,306,248	27,702,801	9,603,447	37,083,728	27,099,931	9,983,797
Interest expenses						
Deposits	9,827,037	3,987,284	5,839,753	9,828,938	3,987,874	5,841,064
Interbank and money market items	439,455	238,734	200,721	453,242	214,073	239,169
Short-term borrowings	506,690	47,249	459,441	507,184	47,249	459,935
Long-term borrowings	809,626	849,442	(39,816)	809,626	849,442	(39,816)
Total interest expenses	11,582,808	5,122,709	6,460,099	11,598,990	5,098,638	6,500,352
Net income from interest and dividend	25,723,440	22,580,092	3,143,348	25,484,738	22,001,293	3,483,445
Bad debt and doubtful accounts	823,063	360,755	462,308	1,131,089	829,578	301,511
Loss on debt restructuring	2,999,481	1,832,884	1,166,597	2,717,937	1,371,289	1,346,648
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	21,900,896	20,386,453	1,514,443	21,635,712	19,800,426	1,835,286
Non-interest income						
Gain on investment	234,233	381,458	(147,225)	237,382	296,803	(59,421)
Share of profit (loss) from investments on equity method	138,492	(48,778)	187,270	248,301	372,280	(123,979)
Fees and service income						
Acceptances, aval and guarantees	588,196	501,983	86,213	588,196	501,983	86,213
Others	7,070,947	6,354,931	716,916	6,296,328	5,783,812	512,516
Gain on exchanges	1,250,666	819,454	431,212	1,250,666	819,454	431,212
Other income	920,824	901,254	19,570	827,346	683,066	144,280
Total non-interest income	10,203,358	8,910,302	1,293,056	9,448,219	8,457,398	990,821
Non-interest expenses						
Personnel expenses	5,794,335	5,477,714	316,621	5,378,516	5,162,617	215,899
Premises and equipment expenses	3,794,992	3,190,644	604,348	3,679,141	3,106,225	572,916
Taxes and duties	1,605,129	1,197,285	407,844	1,559,857	1,151,753	408,104
Fees and service expenses	2,052,061	1,324,506	727,555	1,947,383	1,296,479	650,904
Directors' remuneration	72,283	58,826	13,457	67,743	53,344	14,399
Contribution to Financial Institutions Development Fund	2,079,669	2,124,678	(45,009)	2,079,669	2,124,678	(45,009)
Other expenses	2,404,729	1,591,761	812,968	2,175,025	1,179,181	995,844
Total non-interest expenses	17,803,198	14,965,414	2,837,784	16,887,334	14,074,277	2,813,057
Income before income tax	14,301,056	14,331,341	(30,285)	14,196,597	14,183,547	13,050
Income tax expense	4,066,953	3,009,506	1,057,447	3,961,070	2,913,777	1,047,293
Net income before minority interest	10,234,103	11,321,835	(1,087,732)	10,235,527	11,269,770	(1,034,243)
Loss (income) of minority interest	1,424	(52,065)	53,489	-	-	-
Net income	10,235,527	11,269,770	(1,034,243)	10,235,527	11,269,770	(1,034,243)
Basic earning per share (Baht)	4.30	4.75	(0.45)	4.30	4.75	(0.45)
Number of the weighted average number of ordinary shares ('000)	2,381,254	2,370,747	10,507	2,381,254	2,370,747	10,507


ธนาคารกสิกรไทย
KASIKORNBANK

Data of Consolidated

Million Baht

	30 Sep 06	30 Jun 06
[illegible]	[illegible]	[illegible]
Total Assets	908,459	844,568
[illegible]	[illegible]	[illegible]
NPL	53,310	54,038
[illegible]	[illegible]	[illegible]
NIM	4.07%	4.26%
[illegible]	[illegible]	[illegible]
ROE	14.69%	17.25%

Interest Rate	30 Sep 06	30 Jun 06
[illegible]	[illegible]	[illegible]
MOR	8.00%	7.75%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	3.75%	3.50%
[illegible]	[illegible]	[illegible]
Fixed 24 months	4.75%	4.75%
[illegible]	[illegible]	[illegible]

NPL : Non performing loan
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q3/06	Q2/06	Change
Total interest and dividend income	13,144	12,838	306
Total interest expenses	4,631	4,049	582
Net income from interest and dividend	8,513	8,789	(276)
Bad debt and doubtful accounts (reversal)	(426)	758	(1,184)
Loss on debt restructuring	1,884	556	1,328
Net income from interest and dividend after of bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,055	7,475	(420)
Total non-interest income	3,740	3,358	382
Total non-interest expenses	6,377	5,961	416
Income before income tax	4,418	4,872	(454)
Income tax expenses	1,342	1,327	15
Net income	3,076	3,545	(469)

In the third quarter of 2006, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,076 million, decreasing from the second quarter by Baht 469 million or 13.23%. The items having significant changes are as follows:

- **Total interest and dividend income**, up by Baht 306 million or 2.38% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q3/06	Q2/06	Change
Loans	10,973	10,350	623
Interbank and money market items	971	1,208	(237)
Hire purchase and financial lease	138	100	38
Investments	1,062	1,180	(118)
Total	13,144	12,838	306

- Interest income from loans, increased by Baht 623 million or 6.02% as a result of loan growth as well as an upward loan interest rate.
- Interest income from interbank and money market items, decreased by Baht 237 million or 19.62% due mainly to a maturity of nostro time deposit and thereafter extended more loans for higher yield return.

mw

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KASIKORNBANK 开泰银行



❑ **Total interest expenses, up by Baht 582 million or 14.37% over the preceding quarter, as follows:**

Million Baht

Interest expenses	Q3/06	Q2/06	Change
Deposits	3,961	3,460	501
Interbank and money market items	126	213	(87)
Short-term borrowings	275	108	167
Long-term borrowings	269	268	1
Total	4,631	4,049	582

- Interest expenses from deposits, up by Baht 501 million or 14.48% due mainly to an increse of fixed deposits and an upward fixed deposit interest rate.

❑ **Bad debt and doubtful accounts (reversal), down from the preceding quarter by Baht 1,184 million or 156.20%.**

Million Baht

Bad debt and doubtful accounts (reversal)	Q3/06	Q2/06	Change
The Bank-only			
>> addition in this quarter	1,450	1,290	160
>>compensate for loss on debt restructuring	(1,821)	(451)	(1,370)
Subsidiaries			
>> decreased in this quarter	(55)	(81)	26
Total	(426)	758	(1,184)

❑ **Non-interest income, up by Baht 382 million or 11.38% from the preceding quarter. The items having significant changes are as follows:**

Million Baht

Non-interest income	Q3/06	Q2/06	Change
Gain on investment	69	61	8
Share of profit from investments on equity method	73	44	29
Fee and service income	2,739	2,535	204
Gain on exchange	552	410	142
Other income	307	308	(1)
Total	3,740	3,358	382

- Share of profit from investments on equity method

Million Baht

Profit (loss)*	Q3/06	Q2/06	Change
Phothai - AMC	(40)	30	(70)
Other associates and subsidiaries	76	40	36
Total	36	70	(34)

* The Bank-only figure

- Fee and service income, up by Baht 204 million or 8.05% from the preceding quarter due mainly to bancassurance, fee received from credit card and letter of guarantee.

❑ **Total non-interest expenses, up from the preceding quarter by Baht 416 million or 6.98% due mainly to a provision for bonus and loss on impairment of properties foreclosed as well as the Bank's strategic projects.**

Million Baht

Non-interest expenses	Q3/06	Q2/06	Change
Personnel expenses	2,070	1,818	252
Premises and equipment expenses	1,307	1,306	1
Taxes and duties	559	550	9
Fee and service expenses	705	764	(59)
Directors' remuneration	23	36	(13)
Contributions to FIDF	689	695	(6)
Other expenses	1,024	792	232
Total	6,377	5,961	416

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KASIKORNBANK



Consolidated Balance Sheets

Million Baht

	30 Sep 06	30 Jun 06	Change
Total Assets	908,459	844,568	63,891
Total Liabilities	823,414	762,139	61,275
Total Shareholders' equity	85,045	82,429	2,616

>> Assets

Million Baht

	30 Sep 06	30 Jun 06	Change
Total Assets	908,459	844,568	63,891
▪ Securities purchased under resale agreements	30,560	1,000	29,560
▪ Investment-net	101,305	81,678	19,627
▪ Loans and accrued interest receivables-net	619,718	600,506	19,212

The items of Total Assets having significant changes are as follows:

- **Investment in the bond repurchase market with the Bank of Thailand, up by Baht 29,560 million or 2,956% and Investments-net,** up by Baht 19,627 million or 24.03% as the result of the Bank's liquidity management in highly effective direction.

Million Baht

Investments	30 Sep 06	30 Jun 06	Change
Debt securities	95,788	75,910	19,878
Equity securities	5,517	5,768	(251)
Total	101,305	81,678	19,627

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	30 Sep 06	30 Jun 06	Change
Loans	654,029	634,670	19,359
● Restructured loans	67,050	68,474	(1,424)
-Performing Restructured loans	38,685	39,835	(1,150)
- Non- performing Restructured loans [1]	28,365	28,639	(274)
● Non- restructured loans	586,979	566,196	20,783
Interest receivables	1,952	1,951	1
Total loans and interest receivables	655,981	636,621	19,360
Less Allowance for doubtful accounts	(33,277)	(34,015)	738
Revaluation allowance for debt restructuring	(2,986)	(2,100)	(886)
Total loans and interest receivables-net	619,718	600,506	19,212

Loans, up by Baht 19,359 million or 3.05% due mainly to an increase of new loans (after repayment) amounted to Baht 20,842 million while loan written off amounted to Baht 1,483 million in this quarter.

[1] as part of NPL

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KASIKORNBANK



- **Classified Loans**

Million Baht

	Consolidated							
	30 Sep 2006				30 Jun 2006			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	594,114	269,984	1	5,946	573,658	247,279	1	5,741
Special mention	7,781	1,823	2	156	8,088	2,003	2	161
Sub standard	7,788	2,727	20	545	7,755	2,489	20	498
Doubtful	12,250	3,321	50	1,660	11,711	3,734	50	1,867
Doubtful of loss	34,048	12,763	100	12,838	35,410	13,053	100	13,100
Total	655,981	290,618		21,145	636,622	268,558		21,367
Revaluation allowance for debt restructuring				2,987				2,100
Total				24,132				23,467
Allowance established in excess of BOT regulations for NPLs and Normal loans				12,131				12,648
Total				36,263				36,115

Million Baht

	The Bank							
	30 Sep 2006				30 Jun 2006			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	600,078	276,822	1	6,001	579,999	254,273	1	5,800
Special mention	7,331	1,587	2	147	7,750	1,805	2	155
Sub standard	7,737	2,677	20	535	7,708	2,442	20	488
Doubtful	12,199	3,270	50	1,635	11,678	3,702	50	1,851
Doubtful of loss	22,972	7,962	100	8,037	23,593	8,029	100	8,076
Total	650,317	292,318		16,355	630,728	270,251		16,370
Revaluation allowance for debt restructuring				2,934				2,046
Total				19,289				18,416
Allowance established in excess of BOT regulations for NPLs and Normal loans				10,025				10,444
Total				29,314				28,860



>> Liabilities and Shareholders' equity

Million Baht

	30 Sep 06	30 Jun 06	Change
Total Liabilites	823,414	762,139	61,275
■ Deposits	730,209	687,164	43,045
■ Short-term borrowings	27,745	13,937	13,808
Shareholders' equity	85,045	82,429	2,616

The items of Total Liabilities and shareholders' equity having significant changes are as follows:

- **Deposits**, up from the preceding quarter by Baht 43,045 million or 6.26% due mainly to a growth of fixed deposits.

Million Baht

Type of deposits	30 Sep 06	30 Jun 06	Change
Current	37,931	38,397	(466)
Saving	322,130	339,063	(16,933)
Fixed 3 months	175,410	182,440	(7,030)
Fixed 6 - 11 months	120,332	72,454	47,878
Fixed 12 months and upward	74,406	54,810	19,596
Total	730,209	687,164	43,045

- **Short-tem borrowings**, up from the preceding quarter by Baht 13,808 million or 99.07% due mainly to issuing of short – term debentures to promote ample flexibility and variety of funding structure management as well as to provide more alternatives in investments for the public.
- **Shareholders' equity**, up by Baht 2,616 million or 3.17% as a result of operating income amounting to Baht 3,076 million and the Bank paid the interim – dividend by the amount of Baht 1,191 million in this quarter.

>> Capital Funds

Million Baht

	30 Sep 06	30 Jun 06	Change
Tier 1*	71,932	65,882	6,050
Tier 2	31,655	31,672	(17)
Total Tier*	103,587	97,554	6,033
Risk weighted assets	643,974	629,055	14,919
Tier 1 capital ratio*	11.17%	10.47%	0.70%
Total capital ratio*	16.09%	15.51%	0.58%

* excluding net profit of each period.



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KASIKORNBANK 泰华农民银行

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05
Investments										
Debt instruments	95,788	75,910	91,704	92,402	88,964	95,251	75,363	91,041	91,708	88,009
▪ Government and state enterprise securities										
>> Trading investments	12,140	6,017	3,090	1,155	1,340	12,140	5,651	3,090	1,155	1,340
>> Available-for-sale investments	42,449	30,342	35,145	26,125	29,108	42,449	30,342	35,145	26,125	29,108
>> Held-to-maturity investments	11,660	11,718	16,727	21,708	24,860	11,123	11,538	16,064	21,014	23,905
▪ Private enterprise debt instruments										
>> Trading investments	1	-	-	-	22	1	-	-	-	22
>> Available-for-sale investments	1,553	1,742	1,786	2,178	2,050	1,553	1,741	1,786	2,178	2,030
>> Held-to-maturity investments	980	1,001	181	223	223	980	1,001	181	223	223
▪ Foreign debt instruments										
>> Available-for-sale investments	22,896	17,219	26,427	27,522	17,987	22,896	17,219	26,427	27,522	17,987
>> Held-to-maturity investments	4,109	7,871	8,348	13,491	13,474	4,109	7,871	8,348	13,491	13,474
Equity Securities	5,517	5,768	6,327	7,163	7,887	13,411	13,774	13,685	14,359	16,502
>> Trading investments	327	238	241	-	-	247	238	241	-	-
>> Available-for-sale investments	868	919	1,134	1,086	1,293	853	908	1,083	1,036	1,293
>> General investments	3,877	4,112	4,480	5,626	6,161	2,817	3,041	3,348	4,356	4,786
>> Investment in subsidiaries & associated companies	445	499	472	451	433	9,494	9,587	9,113	8,967	10,423
Total investment-net	101,305	81,678	98,031	99,565	96,851	108,662	89,137	104,726	106,067	104,511
Loans, Accrued interest receivables and										
Allowance for doubtful accounts										
Written off loans	1,483	2,520	1,624	4,014	2,296	1,214	2,074	1,138	3,688	1,910
Restructured loans	67,050	68,474	70,273	71,471	75,398	59,447	60,581	61,856	62,220	64,747
Non-performing loans (NPL)	53,310	54,038	54,826	56,217	59,882	42,460	42,493	42,867	44,388	47,970
Total loans used for NPL ratio calculation	657,050	639,435	627,696	632,922	620,717	651,681	633,863	622,343	627,066	614,188
NPL to total loans (%)	8.11	8.45	8.73	8.88	9.65	6.52	6.70	6.89	7.08	7.81
Classified loans										
>> Pass	594,114	573,658	552,718	566,600	547,030	600,078	579,999	559,821	572,805	553,413
>> Special mention	7,781	8,088	14,359	5,072	5,886	7,331	7,750	13,890	4,860	4,889
>> Sub standard	7,788	7,755	5,426	4,515	4,575	7,737	7,708	5,384	4,504	4,575
>> Doubtful	12,250	11,711	10,861	12,110	12,766	12,199	11,678	10,830	12,083	12,766
>> Doubtful of loss	34,048	35,410	39,310	40,395	43,356	22,972	23,593	27,017	28,157	30,970
Total	655,981	636,622	622,674	628,692	613,613	650,317	630,728	616,942	622,409	606,613
Kasikorn Factoring Co., Ltd.	-	-	-	-	2,592	-	-	-	-	-
Total	655,981	636,622	622,674	628,692	616,205	650,317	630,728	610,942	622,409	606,613
Allowance for doubtful accounts	36,263	36,115	37,027	37,439	38,366	29,314	28,860	29,274	29,076	29,773
Allowance as required by BOT	24,132	23,467	24,663	26,016	26,870	19,289	18,416	19,079	20,293	21,021
Allowance to allowance as required by BOT(%)	150.27	153.89	150.13	143.90	142.78	151.97	156.71	153.44	143.29	141.64
Properties foreclosed-net										
Properties foreclosed	19,585	19,971	20,139	20,520	21,220	14,218	14,580	14,750	15,225	15,878
Less Allowance for impairment	(2,816)	(2,763)	(2,934)	(3,057)	(3,260)	(2,385)	(2,336)	(2,526)	(2,622)	(2,858)
Properties foreclosed-net	16,769	17,208	17,205	17,463	17,960	11,833	12,244	12,224	12,603	13,020
Deposits										
>> Current	37,931	38,397	42,325	39,674	42,268	38,153	38,469	42,456	39,934	42,459
>> Saving	322,130	339,063	381,242	390,021	404,860	322,339	339,370	381,793	390,891	405,233
>> Fixed 3 months	175,410	182,440	207,965	190,220	193,958	175,410	182,440	207,965	190,220	193,958
>> Fixed 6 - 11 months	120,332	72,454	41,485	17,408	12,233	120,392	72,514	41,485	17,408	12,233
>> Fixed 12 months and upward	74,406	54,810	54,790	53,014	51,374	74,406	54,810	54,790	53,014	51,374
Total deposits	730,209	687,164	727,807	690,337	704,693	730,700	687,603	728,429	691,467	705,257


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KASIKORNBANK

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05
Capital funds ratio[1]										
Tier 1 capital ratio	11.17	10.47	9.94	9.53	9.58	11.65	11.62	11.53	10.50	10.14
Tier 2 capital ratio	4.92	5.03	5.13	4.93	4.93	4.92	5.03	5.12	4.93	4.93
Total Capital funds ratio	16.09	15.51	15.07	14.47	14.51	16.57	16.66	16.65	15.43	15.07

(1) Calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiaries asset management companies. (From the first quarter of 2006 onwards, the ratios are only calculated from the financial statements of the Bank and Phethai – AMC since Ploy – AMC is already terminated its operations and commenced the liquidation process accordingly.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.


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KASIKORNBANK 開泰銀行

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		30 Sep 06	30 Jun 06	%Change	31 Mar 06	31 Dec 05	30 Sep 05
Common share information							
Per share (Baht)	- basic earnings	1.29	1.49	(13.42)	1.52	1.12	1.51
	- book value	35.70	34.61	3.15	34.42	32.91	31.93
Share price [1] (Baht)	- high	70.50	72.00	(2.08)	76.50	70.50	64.50
	- low	54.50	54.00	0.93	63.00	58.50	50.00
	- closing	67.00	59.00	13.56	66.00	70.00	62.50
Common shares outstanding	- average basic (thousand share)	2,381,898	2,381,536	0.02	2,380,311	2,373,204	2,372,332
	- end of quarter (thousand share)	2,381,941	2,381,579	0.02	2,381,188	2,373,294	2,372,543
Market capitalization (Million Baht)		159,590	140,513	13.58	157,158	166,131	148,284
Value measures:							
Price to book value ratio (PBV)		1.88	1.70	10.59	1.92	2.13	1.96
Operating results (Million Baht)							
Interest and dividend income		13,144	12,838	2.38	11,324	10,362	9,412
Interest expenses		4,631	4,049	14.37	2,902	2,160	1,740
Net income from interest and dividends		8,513	8,789	(3.14)	8,422	8,202	7,672
Bad debt and doubtful accounts [2]		1,458	1,314	10.96	1,051	1,468	1,258
Non-interest income		3,740	3,358	11.38	3,104	3,392	3,256
Non-interest expenses		6,377	5,961	6.98	5,465	6,461	5,484
Total income [3]		12,253	12,147	0.87	11,526	11,594	10,928
Net income		3,076	3,545	(13.23)	3,615	2,660	3,578
Operating measures:							
Net interest margin [4]		4.07%	4.26%	(0.19)	4.07%	4.07%	3.79%
Efficiency ratio		52.04%	49.07%	2.97	47.41%	55.73%	50.18%
Return on average assets (ROA) [4]		1.40%	1.63%	(0.23)	1.67%	1.27%	1.70%
Return on average equity (ROE) [4]		14.69%	17.25%	(2.56)	18.07%	13.83%	19.23%
Number of employees		10,986	10,765	2.05	10,392	10,303	10,312
Balance sheet information (Million Baht)							
Loans		654,028	634,670	3.05	620,812	626,946	614,439
Allowance for doubtful accounts [5]		36,263	36,115	0.41	37,027	37,439	38,449
Non-performing loans (NPL)		53,310	54,038	(1.35)	54,826	56,217	59,882
Total assets		908,459	844,568	7.56	891,602	837,309	839,923
Deposits		730,209	687,164	6.26	727,807	690,337	704,693
Total liabilities		823,414	762,139	8.04	809,630	759,193	763,858
Shareholders' equity [6]		85,045	82,429	3.17	81,972	78,114	75,756
Average assets		876,514	868,085	0.97	864,156	838,616	840,353
Average earning assets [7]		836,126	825,981	1.23	826,799	805,095	808,776
Average shareholders' equity [8]		83,737	82,201	1.87	80,043	76,935	74,426
Risk weighted assets		643,974	629,055	2.37	628,934	653,636	649,988
Balance sheet quality measures:							
Loans to deposits ratio		89.57%	92.36%	(2.79)	85.30%	90.82%	87.19%
Shareholders' equity to risk weighted assets		13.21%	13.10%	0.11	13.03%	11.95%	11.65%
Return on risk weighted assets [4]		1.91%	2.25%	(0.34)	2.30%	1.63%	2.20%
Tier 1 capital ratio		11.17%	10.47%	0.70	9.94%	9.53%	9.58%
Total capital ratio		16.09%	15.51%	0.58	15.07%	14.47%	14.51%
NPL to loans [9]		8.11%	8.45%	(0.34)	8.73%	8.88%	9.65%
Total allowance to loans		5.54%	5.69%	(0.15)	5.96%	5.97%	6.26%
Total allowance to NPL		68.02%	66.83%	1.19	67.54%	66.60%	64.21%
NPL after allowance (Million Baht)		17,047	17,923	(4.89)	17,799	18,778	21,433



ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Financial Highlights – Consolidated financial statement (continued)

[1] local board / high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income = Net income from interest and dividend + Non-interest income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Additional Information

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	30 Sep 06	30 Jun 06	31 Mar 06	31 Dec 05	30 Sep 05
KASIKORNBANKGROUP					
>> Kasikorn Factoring Co., Ltd. (KFactoring)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (KAsset)	99.99	99.99	99.99	99.99	71.42
>> Kasikorn Research Center Co., Ltd. (KResearch)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.98	99.98	99.98	99.98	99.98
>> Kasikorn Leasing Co., Ltd. (KLeasing)	99.99	99.99	99.99	99.99	99.99
Phethai Asset Management Co., Ltd. (Phethai-AMC)	99.99	99.99	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. (Ploy-AMC)	-*	-*	-*	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	99.99	99.99	99.99	99.99	99.99

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

* The Bank's consolidated financial statements exclude the financial statements of Ploy Asset Management Co., Ltd. from the first quarter of 2006 onwards since it has been already terminated its operations and commenced the liquidation process accordingly.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.


EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 502/2006

October 18, 2006


SEC MAIL
RECEIVED
PROCESSING
OCT 20 2006
WASH. D.C.
156
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Oct 18, 06


SEC MAIL
RECEIVED
PROCESSING
OCT 18 2006
WASH. D.C.
156
SECTION

Summary Statement of Assets and Liabilities 1/

As at 30 September 2006


ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	14,645,810,941.14	Deposits	730,700,074,993.70
Interbank and money market items	82,388,375,760.49	Interbank and money market items	20,044,475,730.18
Securities purchased under resale agreements	30,560,000,000.00	Liabilities payable on demand	5,819,708,449.02
Investments in securities, net	108,661,710,973.44	Securities sold under repurchase agreements	
(with obligations 9,426,993,887.69 Baht)		Borrowings	47,320,765,727.26
Credit advances (net of allowance for doubtful accounts)	619,345,567,489.14	Bank's liabilities under acceptances	549,633,779.31
Accrued interest receivables	1,057,719,113.80	Other liabilities	19,344,800,334.10
Properties foreclosed	11,832,424,017.60	Total liabilities	823,779,459,013.57
Customers' liabilities under acceptances	549,633,779.31		
Premises and equipment, net	21,403,676,201.78	**Shareholders' equity**	
Other assets	17,718,937,879.79	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,819,411,830.00
		Reserves and net profit after appropriation	48,112,456,461.46
		Other reserves and profit and loss account	13,112,526,411.40
		Total shareholders' equity	85,044,394,202.92
Total Assets	908,823,853,216.49	Total Liabilities and Shareholders' Equity	908,823,853,216.49
Customers' liabilities under unmatured bills	5,054,309,162.92	Bank's liabilities under unmatured bills	5,054,309,162.92
Total	913,878,162,379.41	Total	913,878,162,379.41

	Baht
Non-Performing Loans as at 30 September 2006 (Quarterly)	42,459,722,544.10
(6.52 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at 30 September 2006 (Quarterly)	19,393,975,059.19
Actual allowace for doubtful accounts	29,344,409,082.83
Loans to related parties	15,836,401,194.02
Loans to related asset management companies	7,972,000,000.00
Loans to related parties due to debt restructuring	1,106,432,290.05
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	109,052,409,882.39
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	-
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	648,243,461.38
Letters of credit	17,269,980,502.07

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant